September 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Beverly Singleton
Ms. Claire Erlanger
Ms. Sonia Bednarowski
Ms. Laura Nicholson

Re:	Pepper Food Service Co., Ltd.
Registration Statement on Form 20-F
File No. 001-38641
Staff Comment Letter Dated September 11, 2018

Dear Ms. Singleton, Ms. Erlanger, Ms. Bednarowski and Ms. Nicholson:

This letter is submitted on behalf of Pepper Food Service Co., Ltd., a foreign private issuer incorporated under the laws of Japan (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 20-F filed September 4, 2018 (the “Registration Statement”), as set forth in your letter dated September 11, 2018 addressed to Mr. Kensaku Ichinose, Chief Financial Officer of the Company (the “Comment Letter”).

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to such comment.

Registration Statement on Form 20-F Filed September 4, 2018

Exhibits

1.	Please file a signed and currently dated consent of your independent registered public accounting firm in accordance with Item 10.G of Part I of the Form 20-F.

Response to Comment No. 1:

The required consent is included in Amendment No. 1 to the Form 20-F, filed herewith, as Exhibit 15(a).

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GREENBERG TRAURIG, LLP ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ● Los Angeles, California 90067-2121 ● Tel 310.586.7700 ● Fax 310.586.7800

U.S. Securities and Exchange Commission

September 13, 2018

We appreciate the Staff’s assistance and cooperation throughout the review process. If the Staff needs any additional information or has any questions regarding the foregoing response, please do not hesitate to contact the undersigned at (310) 586-7773.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Kensaku Ichinose, Pepper Food Service Co., Ltd.
Koji Ishikawa, Esq., GT Tokyo Law Offices